EXHIBIT 4.3

AMENDMENT TO CONVERTIBLE PROMISSORY NOTE

THIS AMENDMENT TO CONVERTIBLE PROMISSORY NOTE (the “Amendment”) relates to a certain Convertible Promissory Note (“Note”) dated February 21, 2003, in the original principal amount of Three Million Five Hundred Thousand Dollars ($3,500,000.00) (U.S.) given by TEDA TRAVEL INCORPORATED, a Florida corporation, payable to the order of MAGNOLIA GROUP HOLDINGS LIMITED, a corporation registered in the British Virgin Islands.

The Note is hereby amended as follows:

1.

The principal amount of the Note is hereby amended by striking the principal amount of Three Million Five Hundred Thousand Dollars ($3,500,000.00) (U.S.) as set forth throughout the Note and substituting therefor the principal amount of THREE MILLION THREE HUNDRED FIFTY THOUSAND DOLLARS ($3,350,000.00) (U.S.).

2.

The Conversion Price is hereby amended by striking the amount of Fifty Cents ($0.50) (U.S.) per share as set forth in the first sentence of Section 2.8 of the Note and substituting therefore the amount of Point Four Seven Eight Five Seven Cents ($0.47857) (U.S.) per share.

Except as modified hereby, the terms and conditions of the Note shall remain the same and in full force and effect.  Capitalized terms not defined herein shall have the meanings set forth in the Note.

IN WITNESS WHEREOF, this Amendment has been executed as of this 3rd day of July, 2003.

TEDA TRAVEL INCORPORATED,

a Florida corporation

By:

/s/ Godfrey Hui Chin Tong

Godfrey Hui Chin Tong, Chief Executive Officer

Payee hereby consents to the foregoing Amendment to Convertible Promissory Note.

July 24, 2003

MAGNOLIA GROUP HOLDINGS LIMITED,

a corporation registered in the British Virgin Islands

By:

/s/ Wang Zuo Fei

Wang Zuo Fei, Chairman